Exhibit 99.1
Copa Holdings Reports Fourth-Quarter Financial Results
Panama City, Panama --- February 12, 2025. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter (4Q24) and the full year 2024. The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2023 (4Q23).

OPERATING AND FINANCIAL HIGHLIGHTS
•Copa Holdings reported a net profit of US$166.2 million or US$3.99 per share for 4Q24. For the full year 2024, the Company reported a net profit of US$608.5 million or US$14.56 per share, compared to a full-year adjusted net profit of US$671.0 million or US$16.68 per share in 2023.
•The Company reported an operating profit of US$204.2 million and an operating margin of 23.3% for the quarter. For the full year 2024, the Company reported an operating profit of US$753.4 million and an operating margin of 21.9%, compared to a full-year operating profit of US$807.2 million and an operating margin of 23.4% in 2023.
•Capacity, measured in available seat miles (ASMs), increased by 7.2% in 4Q24 compared to 4Q23.
•Operating cost per available seat mile excluding fuel (Ex-fuel CASM) came in at 5.9 cents in the quarter, a decrease of 2.6% when compared to 4Q23.
•Revenue per available seat mile (RASM) came in at 11.3 cents in the quarter, a 10.4% decrease compared to 4Q23.
•The Company ended the year with approximately US$1.4 billion in cash, short-term and long-term investments, which represent 42% of the last twelve months’ revenues.
•The Company closed the year with total debt, including lease liabilities, of US$2.0 billion, while the Adjusted Net Debt to EBITDA ratio ended at 0.5 times.
•In 2024, the Company repurchased US$87 million worth of shares under its ongoing US$200 million share repurchase program authorized by the Board of Directors. This represents approximately 2% of the Company’s total outstanding shares as of year-end 2024.
•During the fourth quarter, the Company took delivery of two Boeing 737 MAX 8 aircraft, ending the year with a consolidated fleet of 112 aircraft – 67 Boeing 737-800s, 32 Boeing 737 MAX 9s, 9 Boeing 737-700s, 3 Boeing 737 MAX 8, and 1 Boeing 737-800 freighter.
Subsequent Events
•On February 12, 2025, the Board of Directors of Copa Holdings approved a 2025 quarterly dividend payment of US$1.61 per share, maintaining last year’s dividend payment. Dividends will be distributed in March, June, September, and December. The first quarterly dividend will be paid on March 14, 2025, to shareholders on record as of February 28, 2025.
•In January, Copa Airlines was recognized by Cirium for the tenth time as the most on-time airline in Latin America in 2024. Copa Airlines’ on-time performance of 88.2% for the year was the highest of any carrier in the Americas and the third best in the world, reaffirming its position as one of the leading airlines in the industry.

•After an extensive internal and external search, the Company is pleased to announce the appointment of Peter Donkersloot as Chief Financial Officer effective March 10, 2025. Currently Copa’s Vice President of Human Resources, Peter brings over 20 years of international experience across the Americas, serving as General Manager for various companies across the continent and holding key positions in Commercial, Operations, Logistics, Risk Assessment, and Financial Planning. Peter holds a Global MBA from the Thunderbird School of Global Management and a degree in Industrial Engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).

Consolidated Financial & Operating Highlights	4Q24	4Q23	Variance Vs 4Q23	3Q24	Variance Vs 3Q24	YTD24	YTD23	Variance Vs YTD23
Revenue Passengers Carried (000s)	3,444	3,310	4.0%	3,449	(0.2)%	13,467	12,442	8.2%
Revenue Passengers OnBoard (000s)	5,168	4,930	4.8%	5,187	(0.4)%	20,115	18,566	8.3%
RPMs (millions)	6,682	6,263	6.7%	6,711	(0.4)%	25,966	24,052	8.0%
ASMs (millions)	7,747	7,228	7.2%	7,785	(0.5)%	30,077	27,700	8.6%
Load Factor	86.3%	86.7%	-0.4 p.p	86.2%	0.1 p.p	86.3%	86.8%	-0.5 p.p
Yield (US$ Cents)	12.5	14.0	(10.8)%	12.2	2.3%	12.7	13.8	(8.1)%
PRASM (US$ Cents)	10.8	12.1	(11.2)%	10.5	2.3%	10.9	12.0	(8.6)%
RASM (US$ Cents)	11.3	12.6	(10.4)%	11.0	3.1%	11.5	12.5	(8.2)%
CASM (US$ Cents)	8.7	9.7	(10.1)%	8.7	(0.7)%	8.9	9.6	(6.5)%
CASM Excl. Fuel (US$ Cents)	5.9	6.0	(2.6)%	5.7	3.1%	5.8	6.0	(3.0)%
Fuel Gallons Consumed (millions)	91.2	85.6	6.5%	91.3	(0.1)%	354.5	327.6	8.2%
Avg. Price Per Fuel Gallon (US$)	2.38	3.08	(22.6)%	2.60	(8.3)%	2.66	3.02	(11.9)%
Average Length of Haul (miles)	1,940	1,892	2.6%	1,946	(0.3)%	1,928	1,933	(0.3)%
Average Stage Length (miles)	1,260	1,229	2.6%	1,267	(0.6)%	1,257	1,251	0.5%
Departures	37,596	36,207	3.8%	37,478	0.3%	146,607	137,044	7.0%
Block Hours	121,549	115,118	5.6%	120,975	0.5%	470,751	438,913	7.3%
Average Aircraft Utilization (hours)	12.0	11.9	0.1%	12.0	—%	11.9	11.9	(0.4)%
Operating Revenues (US$ millions)	877.1	912.8	(3.9)%	854.7	2.6%	3,444.6	3,457.0	(0.4)%
Operating Profit (Loss) (US$ millions)	204.2	214.3	(4.7)%	173.7	17.5%	753.4	807.2	(6.7)%
Operating Margin	23.3%	23.5%	-0.2 p.p	20.3%	3.0 p.p	21.9%	23.4%	-1.5 p.p
Net Profit (Loss) (US$ millions)	166.2	187.7	(11.5)%	146.0	13.8%	608.5	514.1	18.4%
Adjusted Net Profit (Loss) (US$ millions) (1)	166.2	184.3	(9.8)%	146.0	13.8%	608.5	671.0	(9.3)%
Basic EPS (US$)	3.99	4.45	(10.5)%	3.50	13.9%	14.56	12.78	13.9%
Adjusted Basic EPS (US$) (1)	3.99	4.37	(8.9)%	3.50	13.9%	14.56	16.68	(12.7)%
Shares for calculation of Basic EPS (000s)	41,696	42,150	(1.1)%	41,728	(0.1)%	41,796	40,228	3.9%

(1)Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON FY2024 AND 4Q24 RESULTS
Copa Holdings reported a full-year operating margin of 21.9%. These results were achieved despite facing significant challenges during the year, including the partial grounding of its 737 MAX9 fleet in January, the sudden cancellation of its flights from Panama to Venezuela at the end of July, and a weaker currency environment in Brazil and other countries during the second half of the year.
The Company's focus on maintaining low ex-fuel unit costs, leading on-time performance, and offering a passenger-friendly product, as well as expanding its Hub of the Americas in Panama, continues to fortify Copa’s leading business model, competitive position and remains central to consistently achieving strong margins and financial results.
During the fourth quarter, the Company reported operating revenues of US$877.1 million, a 3.9% decrease compared to 4Q23. Mainly driven by the demand and yield impact of a weaker currency environment and an increase in industry capacity in the region, load factor came in at 86.3% for the quarter, a 0.4 percentage-point decrease vs 4Q23, and passenger yields came in 10.8% lower year over year, compared to 4Q23. As a result, passenger revenues per ASM (PRASM) decreased 11.2% in the quarter to 10.8 cents and RASM decreased 10.4% to 11.3 cents, compared to 4Q23. Unit revenues were also impacted by the ongoing effects of the close-in rescheduling of flights due to the sudden cancelation of the Panama-Venezuela operations at the end of July.
Operating expenses for the quarter decreased by 3.7% to a total of US$672.9 million compared to 4Q23 while operating 7.2% more capacity. This decrease was mainly driven by a 22.6% decrease in the average price per fuel gallon and an 8.3% decrease in the Company's sales and distribution costs, despite a 6.7% increase in passenger traffic year-over-year. The decrease in the Company's sales and distribution costs was driven by higher penetration of copa.com and lower-cost travel agency NDC channels as a product of the successful execution of the Company's NDC strategy. Consequently, the Company reported cost per available seat mile (CASM) of 8.7 cents in 4Q24, a 10.1% decrease versus 4Q23 and a CASM excluding fuel (Ex-fuel CASM) of 5.9 cents during the quarter, a 2.6% decrease when compared to the same period in 2023.
The Company reported an operating income of US$204.2 million and an operating margin of 23.3% in the quarter, compared to an operating income of US$214.3 million and an operating margin of 23.5% in 4Q23.
During the quarter, the Company executed US$37 million of its share repurchase program approved by the Board of Directors. As of the close of 2024, the Company had repurchased US$87 million of its ongoing US$200 million share repurchase program, representing approximately 2% of total outstanding shares as of December 31, 2024.
The Company continues to have a solid balance sheet and liquidity position as it closed the quarter with US$1.4 billion in cash, short-term and long-term investments, which represent 42% of the last twelve months’ revenues.
Total debt at the end of 4Q24 amounted to US$2.0 billion, while Adjusted Net Debt to EBITDA ratio of 0.5 times continued at industry-leading levels.
Copa Holdings’ fourth quarter and full year results are the product of a solid and well-executed business model, which is built on operating the best and most convenient network for intra-Latin America travel from its geographically advantaged Hub of the Americas®, industry-leading low unit costs for a full-service airline, one of the world’s best on-time performance, a passenger-friendly product, and a strong balance sheet and liquidity position. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2025
For 2025, the Company is providing the following outlook: operating margin is expected to be within a range of 20 to 22% and consolidated capacity is expected to increase within a range of 7% to 8% over 2024.

Financial Outlook	2025 Guidance	2024
Capacity – YOY ASM growth	7-8%	8.6%
Operating Margin	20-22%	21.9%
Factored into this outlook is a load factor of approximately 86.5%, unit revenues (RASM) of 11.3 cents, unit costs excluding fuel (Ex-Fuel CASM) of approximately 5.8 cents, and an all-in fuel price of 2.60 per gallon.

This outlook demonstrates Copa’s focus on delivering consistent, sustained growth with strong margins, supported by low ex-fuel CASM.

CONSOLIDATED FOURTH-QUARTER RESULTS
Operating revenue
Consolidated revenue for 4Q24 totaled US$877.1 million, a 3.9% decrease compared to 4Q23, driven by a 4.8% decrease in passenger revenue.
Passenger revenue totaled US$833.2 million, a 4.8% decrease compared to the same period in 2023, mainly driven by a 10.8% decrease in passenger yield and a 0.4 percentage-point decrease in load factor. The fourth-quarter results are mostly comprised of flown passenger ticket revenue and passenger-related ancillary revenue.
Cargo and mail revenue totaled US$29.0 million, a 9.2% increase compared to the same period in 2023.
Other operating revenue totaled US$14.9 million, a 34.8% increase year-over-year, mostly due to an increase in ConnectMiles revenues from non-air partners.
Operating expenses
Consolidated operating costs for 4Q24 totaled US$672.9 million, a 3.7% decrease compared to 4Q23, mainly driven by lower fuel and sales and distribution expenses.
Fuel totaled US$219.2 million, a decrease of US$44.9 million or 17.0% compared to the same period in 2023, due to a 22.6% lower effective fuel price partially offset by a 6.5% increase in fuel gallons consumed.
Wages, salaries, benefits, and other employee expenses totaled US$123.6 million, a 3.3% increase compared to the same period in 2023, driven by growth in operational staff to support current capacity and salary increases.
Passenger servicing totaled US$25.7 million, a 6.6% increase compared to the same period in 2023, mainly due to a 4.8% increase in onboard passengers and an increase in long-haul flying.
Airport facilities and handling charges totaled US$64.7 million, a 9.6% increase compared to the same period in 2023, mostly related to a 3.8% increase in departures, changes in the mix of destinations, and higher airport and handling fees in certain countries.
Sales and distribution totaled US$50.5 million, an 8.3% decrease compared to the same period in 2023, due to a reduction in the Company’s distribution costs as a result of higher penetration of both copa.com and lower-cost NDC travel agency channels.

Maintenance, materials, and repairs totaled US$34.6 million, a 10.5% increase compared to the same period in 2023, mainly due to an increase in major components repairs and material consumption cost driven by a 6.3% increase in flight hours, as well as the year-over-year effect of the adjustment in the provision related to the Company's leased aircraft in 4Q23.
Depreciation and amortization totaled US$85.1 million, a 6.0% increase compared to the same period in 2023, mostly related to additional aircraft and maintenance events amortization, partially offset by the compensation received due to the 737 MAX-9 fleet grounding in 1Q24.
Flight operations totaled US$34.7 million related to overflight fees, a 23.9% increase compared to the same period in 2023, driven by an increase of 5.6% in block hours, higher overflight rates in certain countries, and the year-over-year effect of a reversal of provisions in 4Q23.
Other operating and administrative expenses totaled US$34.8 million, a 5.7% decrease compared to the same period in 2023, mainly due to a decrease in engine rental expenses.

Non-operating Income (Expense)
Consolidated non-operating income (expense) resulted in a net expense of US$14.7 million in 4Q24.
Finance cost totaled US$(21.5) million, comprised of US$14.1 million related to loan interest expenses, US$4.1 million related to the discount rate utilized for the calculation of leased aircraft charges, and US$3.3 million in interest charges related to operating leases.
Finance income totaled US$16.1 million, related to proceeds from investments.
Gain (loss) on foreign currency fluctuations totaled US$(11.5) million, mainly driven by the devaluation of the Brazilian real and Colombian peso.
Net change in fair value of derivatives totaled US$2.7 million, mostly driven by the mark-to-market net gain of hedge transactions related to the Brazilian real.
Other non-operating income (expense) totaled US$(0.5) million in 4Q24.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: 011 507 304-2774
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q24	4Q23	Change	3Q24	Change	YTD24	YTD23	Change
Operating Revenues
Passenger revenue	833,189	875,257	(4.8%)	818,381	1.8%	3,291,793	3,316,362	(0.7%)
Cargo and mail revenue	28,966	26,534	9.2%	24,446	18.5%	100,507	97,105	3.5%
Other operating revenue	14,896	11,049	34.8%	11,881	25.4%	52,330	43,538	20.2%
Total Operating Revenue	877,052	912,840	(3.9%)	854,708	2.6%	3,444,629	3,457,005	(0.4%)

Operating Expenses
Fuel	219,232	264,166	(17.0%)	238,714	(8.2%)	949,309	995,862	(4.7%)
Wages, salaries, benefits and other employees' expenses	123,575	119,669	3.3%	117,877	4.8%	470,644	436,526	7.8%
Passenger servicing	25,748	24,148	6.6%	26,232	(1.8%)	109,243	89,146	22.5%
Airport facilities and handling charges	64,655	59,010	9.6%	65,029	(0.6%)	252,798	221,878	13.9%
Sales and distribution	50,548	55,111	(8.3%)	49,716	1.7%	207,968	227,171	(8.5%)
Maintenance, materials and repairs	34,567	31,276	10.5%	34,860	(0.8%)	105,936	132,531	(20.1%)
Depreciation and amortization	85,085	80,261	6.0%	82,797	2.8%	330,710	306,114	8.0%
Flight operations	34,675	27,987	23.9%	31,901	8.7%	129,521	109,892	17.9%
Other operating and administrative expenses	34,778	36,875	(5.7%)	33,871	2.7%	135,110	130,656	3.4%
Total Operating Expense	672,862	698,504	(3.7%)	680,998	(1.2%)	2,691,238	2,649,777	1.6%

Operating Profit/(Loss)	204,190	214,335	(4.7%)	173,710	17.5%	753,392	807,228	(6.7%)

Non-operating Income (Expense):
Finance cost	(21,498)	(20,408)	5.3%	(23,523)	(8.6%)	(84,493)	(158,216)	(46.6%)
Finance income	16,064	14,289	12.4%	15,565	3.2%	58,912	50,209	17.3%
Gain (loss) on foreign currency fluctuations	(11,489)	(272)	4125.5%	(2,491)	361.1%	(33,991)	3,076	nm
Net change in fair value of derivatives	2,706	—	—%	(762)	nm	4,469	(98,347)	nm
Other non-operating income (expense)	(501)	3,126	nm	6,787	nm	7,940	7,153	11.0%
Total Non-Operating Income/(Expense)	(14,718)	(3,264)	350.9%	(4,425)	232.6%	(47,163)	(196,126)	(76.0%)

Profit before taxes	189,471	211,071	(10.2%)	169,285	11.9%	706,229	611,102	15.6%

Income tax expense	(23,290)	(23,378)	(0.4%)	(23,259)	0.1%	(97,703)	(97,004)	0.7%

Net Profit/(Loss)	166,182	187,693	(11.5%)	146,026	13.8%	608,526	514,098	18.4%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	December 2024	December 2023
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	613,313	206,375
Short-term investments	585,919	708,809
Total cash, cash equivalents and short-term investments	1,199,232	915,184
Accounts receivable, net	166,014	156,720
Accounts receivable from related parties	2,976	2,527
Expendable parts and supplies, net	132,341	116,604
Prepaid expenses	42,926	44,635
Prepaid income tax	11,712	66
Other current assets	21,711	32,227
	377,681	352,780
TOTAL CURRENT ASSETS	1,576,913	1,267,963
Long-term investments	248,936	258,934
Long-term prepaid expenses	8,237	9,633
Property and equipment, net	3,458,261	3,238,632
Right of use assets	309,302	281,146
Intangible, net	96,754	87,986
Net defined benefit assets	1,058	5,346
Deferred tax assets	20,736	30,148
Other Non-Current Assets	22,113	17,048
TOTAL NON-CURRENT ASSETS	4,165,397	3,928,872
TOTAL ASSETS	5,742,310	5,196,836
LIABILITIES
Loans and borrowings	254,854	222,430
Current portion of lease liability	59,103	68,304
Accounts payable	227,095	182,303
Accounts payable to related parties	1,624	1,228
Air traffic liability	616,105	611,856
Frequent flyer deferred revenue	139,423	124,815
Taxes Payable	55,505	44,210
Accrued expenses payable	62,673	64,940
Income tax payable	9,828	26,741
Other Current Liabilities	1,272	1,403
TOTAL CURRENT LIABILITIES	1,427,482	1,348,229

Loans and borrowings long-term	1,415,953	1,240,261
Lease Liability	270,594	215,353
Deferred tax Liabilities	37,497	36,369
Other long - term liabilities	217,626	234,474
TOTAL NON-CURRENT LIABILITIES	1,941,670	1,726,457
TOTAL LIABILITIES	3,369,152	3,074,685
EQUITY
Class A - 34,195,704 issued and 30,234,831 outstanding	23,244	23,201
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	214,542	209,102
Treasury Stock	(291,438)	(204,130)
Retained Earnings	1,826,565	1,581,739
Net profit	608,526	514,098
Other comprehensive loss	(15,748)	(9,326)
TOTAL EQUITY	2,373,158	2,122,150
TOTAL EQUITY LIABILITIES	5,742,310	5,196,836

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the twelve months ended
(In US$ thousands)

	2024	2023	2022
	(Unaudited)	(Audited)	(Audited)
Cash flow from operating activities	969,729	1,020,974	737,188
Cash flow (used in) investing activities	(343,142)	(542,995)	(552,151)
Cash flow (used in) financing activities	(219,649)	(394,028)	(273,694)
Net increase (decrease) in cash and cash equivalents	406,938	83,951	(88,657)
Cash and cash equivalents at January 1	206,375	122,424	211,081
Cash and cash equivalents at December 31	$613,313	$206,375	$122,424

Short-term investments	585,919	708,809	812,323
Long-term investments	248,936	258,934	202,056
Total cash and cash equivalents and investments at December 31	$1,448,168	$1,174,119	$1,136,803

Copa Holdings, S.A.
NON-IFRS FINANCIAL MEASURE RECONCILIATION
This press release includes the following non-IFRS financial measures: Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Profit	4Q24	4Q23	3Q24	YTD24	YTD23

Net Profit as Reported	$166,182	$187,693	$146,026	$608,526	$514,098
Interest expense related to the settlement of the convertible notes	$—	$—	$—	$—	$64,894
Net change in fair value of derivatives	$—	$—	$—	$—	$98,347
Net change in fair value of financial investments	$—	$(3,372)	$—	$—	$(6,349)
Adjusted Net Profit	$166,182	$184,321	$146,026	$608,526	$670,990

Reconciliation of Adjusted Basic EPS	4Q24	4Q23	3Q24	YTD24	YTD23

Adjusted Net Profit	$166,182	$184,321	$146,026	$608,526	$670,990
Shares used for calculation of Basic EPS	41,696	42,150	41,728	41,796	40,228
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$3.99	$4.37	$3.50	$14.56	$16.68

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	4Q24	4Q23	3Q24	YTD24	YTD23

Operating Costs per ASM as Reported (in US$ Cents)	8.7	9.7	8.7	8.9	9.6
Aircraft Fuel Cost per ASM (in US$ Cents)	2.8	3.7	3.1	3.2	3.6
Operating Costs per ASM excluding fuel (in US$ Cents)	5.9	6.0	5.7	5.8	6.0